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                                                                  Exhibit (d)(2)

November 23, 2005

HIGHLY CONFIDENTIAL

Tsann Kuen Enterprise Co., Ltd.
5F, No. 331, Section 1, Ti-Ding Blvd.
Nei Hu, Taipei, Taiwan 114

Re: EUPA International Corporation

Ladies and Gentlemen:

Thank you for your letter of August 15, 2005. In response to your proposal the Board of Directors of EUPA International Corporation formed a Special Executive Committee, of which I am the Chairman and sole member, to enter into discussions with you regarding your proposal and to investigate other strategic alternatives to maximize shareholder value that may be appropriate and in the best interests of the Company.

The Committee engaged Duff & Phelps, LLC to conduct a fundamental valuation analysis of the Company, and provide analysis and advice with respect to various strategic alternatives. A copy of a valuation report prepared by Duff & Phelps is enclosed for your reference.

After consultation with its legal and financial advisors, the Committee invites you to submit an offer to acquire all or a portion of the outstanding shares of common stock of the Company, in a transaction in which the minority stockholders of the Company would receive $0.40 in cash per share for each share of common stock held by them.

In addition to the per share consideration, the agreement would contemplate customary terms and conditions for transactions of this nature, including representations and warranties of both parties, and your assumption of all liabilities of the Company at closing.

Any offer by you would be subject to the satisfactory completion of due diligence, which we expect would be largely confirmatory in nature, and the negotiation and execution of definitive agreements. We propose to move quickly to complete the diligence process and to commence negotiation of the agreements immediately.

This proposal is not intended to be, and shall not constitute, a binding offer or agreement or an agreement enforceable against us to enter into any transaction or to negotiate the terms of any transaction. It is not based on any existing agreement between us and does not create any legal or equitable rights, responsibilities or duties between us. We reserve the right to withdraw our proposal at any time prior to the execution of definitive agreements without incurring any obligation or liability to you.

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We are prepared to discuss this with you at your earliest convenience and look forward to working towards a mutually beneficial transaction.

On behalf of the Special Executive Committee of the Board Of Directors of EUPA International Corporation, thank you for your interest and we look forward to speaking with you further.

Sincerely,


-------------------------------------
Alex Ngan

cc: Board of Directors, EUPA International Corporation
    Mr. Greg Range
    John C. Kirkland, Esq.
    Paula Barnett, Esq.